SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP Directors Interests
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For immediate Release
Contact: Michael Perman


Tel: 020 7065 3941



AMVESCAP PLC - Directors Interests


London, February 7 2006 - During 2005 it was agreed with the non executive directors of AMVESCAP PLC (the "Company") that a proportion of their fees would be paid in stock, with the stock to be acquired on the last business day of each financial year and held by them for the duration of their tenure as a director.

On 7th February 2006, AMVESCAP allotted stock to the non executive directors under this arrangement as set out below at a price of 442 pence per share (being the price of a share on the last business day of 2005). The following numbers of shares were issued:-




            Name of Non executive director           Number of shares
                                                     allotted


                Rex Adams                               6,571
                Sir John Banham                         6,571
                Rod Canion                              6,571
                Denis Kessler                           6,571
                Edward Lawrence                         6,571
                Bevis Longstreth                        6,571
                Thomas Presby                             774



This notification is made pursuant to Disclosure Rule 3.1.4 R.


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  7 February, 2006                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary